Exhibit 99.4

UNITED UTILITIES PRESENTATION ON VERTEX’S CONTRACT
WITH WESTMINSTER CITY COUNCIL

Today, United Utilities is giving a presentation to analysts and investors on its business process outsourcing subsidiary, Vertex, focusing on its contract with Westminster City Council and opportunities in the public sector. The presentation is taking place at 2.30pm in Westminster's Council Chamber, at Council House, 97-113 Marylebone Road, London NW1 5PT.

Tom Drury, Managing Director of Vertex, said:

"The ten year contract, worth around £280 million, with Westminster City Council utilises our core customer management and business process outsourcing skills. We are helping Westminster to improve their customer service levels by rationalising the numerous points of contact that exist with the council, and re-engineering their business processes.

"This is replicating exactly what we have done in the UK utilities sector since privatisation. We’re now just over a year into the contract, and Vertex has already delivered improved customer service levels and cost efficiencies for the council."

In summing up, John Roberts, Chief Executive of United Utilities, said:

"The contract with Westminster is much more than a traditional call centre outsourcing deal – it's about partnership and business transformation.

"As other local councils come under pressure, from central government and their citizens, to improve their service levels, we believe that this innovative contract will be used as a blueprint for the future. It has already created significant interest and further contract opportunities for Vertex."

The presentation, together with further information on United Utilities, can be found later in the day on our web site at: http://www.unitedutilities.com.

For further information:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000

Simon Bielecki, Investor Relations Manager	07810 157649
Evelyn Brodie, Head of Corporate and Financial Communications	020 7307 0309